FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46167

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Allied Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

655 West Broadway 12th Floor

                                                              (No. and Street)

San Diego   **CA**   **92101**

        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Bowman   **(619) 881-5292**   Tim.Bowman@cetera.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

                              (Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 2700 **Los Angeles**   **CA**   **90013**

(Address)   (City)   (State)   (Zip Code)

October 20, 2003   **34**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), If applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Tim Bowman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Allied Securities, Inc. (the "Company") _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Tim J Bowman_ 2/25/2022

Title:
Principal Financial Officer

Please See Attached
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

TRAN MY LY
Notary Public - California
San Diego County
Commission # 2342185
My Comm. Expires Jan 18, 2025

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 25 day of February, 2022
by *Date* *Month* *Year*

(1) Tim Bowman

(and (2) ______________________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________________________



Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Allied Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 2016.

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	7,411,167
Commissions and fees receivable		8,715,928
Receivable from clearing broker		1,609,036
Related party receivables		872,721
Other receivables		1,189,921
Advisor notes receivable		525,343
Deferred charges		839,891
Deferred income tax		2,184,216
Other assets		666,692
Total assets	$	24,014,915

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	7,095,124
Accrued expenses and accounts payable		455,844
Accrued compensation		622,398
Related party payables		369,931
Regulatory and litigation reserves		499,876
Deferred credit		1,113,527
Other liabilities		240,264
Total liabilities		10,396,964

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		23,468,045
Accumulated deficit		(9,850,095)
Total stockholder's equity		13,617,951
Total liabilities and stockholder's equity	$	24,014,915

The accompanying notes are an integral part of this Statement of Financial Condition.

FIRST ALLIED SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of Cetera First Holdings LLC, which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc., which is a wholly owned subsidiary of GC Two Holdings Inc, ("GC Two").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Advisor Notes Receivable

The Company funds loans to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level prior to the forgivable note maturity date or terminates their arrangement with the Company, the forgivable note is reclassified as a payback note and the remaining balance becomes due.

Deferred Charges

Deferred charges consist of unamortized recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the investment program's contract of approximately 20 years while transition allowances are typically amortized over the customer useful life of four years. As of December 31, 2021, the Company had unamortized deferred charges of $839,891. As of December 31, 2021, the weighted average remaining useful life was 12.4 years.

Securities Owned and Securities sold, not yet purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2021, securities owned of $1,191 are included in other assets and securities sold, not yet purchased of $25,659 are included in other liabilities. See Note 3 – "Fair Value Measurements" for more information.

Other Assets

As of December 31, 2021, other assets primarily consisted of prepaid expenses, advisor advances (see Note 4 – "Advisor Notes Receivable and Advances") and property and equipment (see Note 5 – "Property and Equipment").

Deferred Credit

Deferred credit primarily consists of a rebate received on the signing of the Company's clearing services contract with Pershing LLC, which is accreted on a straight-line basis. The unaccreted deferred credit of $1,113,527 is included in deferred credit in the Statement of Financial Condition and will be amortized over the remaining life of 3.75 years.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented as deferred charges on the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred.

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec and GC Two. The Company recognizes income tax expense in its financial statements using the separate return method. Generally, the separate return method results in profitable companies recognizing tax expense and unprofitable companies recognizing a tax benefit to the extent of their losses as if the individual company filed a separate return, except when a valuation allowance is required. See Note 6 – "Income Taxes" for more information.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Statement of Financial Condition and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2021 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 83,762	$ -	$ -	$ 83,762
Securities owned - recorded in Other assets:				
Equity securities	1,191	-	-	1,191
Total securities owned	1,191	-	-	1,191
Total	$ 84,953	$ -	$ -	$ 84,953
	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other liabilities:				
Equity securities	$ 25,659	$ -	$ -	$ 25,659
Total	$ 25,659	$ -	$ -	$ 25,659

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of Commissions and fees receivable, Receivable from clearing broker, Related party receivables, other receivables and other assets, Commissions payable, Accrued expenses and accounts payable, Accrued compensation, Related party payable, and other liabilities were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 - ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's outstanding advisor notes receivable at December 31, 2021, was $525,343, net of an immaterial allowance for bad debt. The outstanding balance at December 31, 2021, consisted entirely of payback notes to active financial advisors and there were no forgivable notes outstanding.

The Company periodically extends credit to financial advisors in the form of commission advances. At December 31, 2021, outstanding advances due from advisors was $159,855, net of an immaterial allowance for bad debt.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, net of accumulated depreciation and amortization and recorded in other assets on the Statement of Financial Condition. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2021:

Office furniture	$ 423,378
Leasehold improvements	294,925
Software	175,152
Computer systems	159,941
Total property and equipment	1,053,396
Less: Accumulated depreciation and amortization	(989,715)
Total property and equipment, net	$ 63,681

NOTE 6 - INCOME TAXES

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The components of the deferred income taxes as of December 31, 2021 were as follows:

Deferred tax assets		
Net operating loss carryforward	$	1,411,270
Goodwill		35,933
Bad debt		178,435
Accrued compensation liabilities		55,560
Legal reserve		202,700
Other		506,449
Total deferred tax assets		2,390,347
Deferred tax liabilities		
Other		(206,131)
Total deferred tax liabilities		(206,131)
Net deferred tax asset	$	2,184,216

As of December 31, 2021, the Company had U.S. federal and state net operating losses of $12.6 million, which will begin to expire in 2033.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2021, it had no uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2021.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2018. The Company's state income tax returns are open to audit under the statute of limitations for 2017 to 2020.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by an internal revenue code section 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial Group ("CFG"), a subsidiary of Aretec. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by CFG. The Company had no separate employee benefit plan in 2021 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors.

CFG may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

In 2021 FASI allocated expenses to its affiliates: FASI Insurance Services, Cetera Investment Advisors LLC and FAHI, per an expense sharing agreement. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of CFG.

Related party receivables of $872,721 reflects $834,227 receivable from CFG primarily due to Strategic Partnership revenue received by CFG on behalf of the Company. The remaining amount of $38,494 is due from other affiliates.

Related party payables of $369,931 reflects $360,642 to Cetera Investment Advisers and $9,289 to other affiliates.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2021, the Company complied with such requirement.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2021, the Company had net capital of $4,603,825 which was $4,353,825 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENT(S)

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no other subsequent events have occurred that would require recognition or additional disclosure in the Statement of Financial Condition.

* * * * * *